

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2019

Timothy R. Millage
Chief Financial Officer
Lee Enterprises, Incorporated
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

> **Re: Lee Enterprises, Incorporated**
> **Form 10-K for the Fiscal Year Ended September 30, 2018**
> **Filed December 14, 2018**
> **File No. 001-06227**

Dear Mr. Millage:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure